United States securities and exchange commission logo





                          July 27, 2020

       Thomas Capasse
       Chief Executive Officer
       Ready Capital Corp
       1251 Avenue of the Americas
       50th Floor
       New York, NY 10020

                                                        Re: Ready Capital Corp
                                                            Form S-3
                                                            Filed July 24, 2020
                                                            File No. 333-240086

       Dear Mr. Capasse :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jacob A. Farquharson,
Esq.